UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

WENDY’S INTERNATIONAL, INC.

(Name of Issuer)

Common Shares, $0.10 stated value

(Title of Class of Securities)

950590109

(CUSIP Number)

William A. Ackman

Pershing Square Capital Management, L.P.

110 East 42nd Street, 18th Floor

New York, NY 10017

(212) 813-3700

COPY TO:

Stephen Fraidin

Kirkland & Ellis LLP

153 East 53rd Street

New York, New York 10022

(212) 446-4800

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 9, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 950590109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William A. Ackman

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 11,379,000 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 11,379,000 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,379,000 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 9.9%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,167,804 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,167,804 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,167,804 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.6%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 4,029,798 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 4,029,798 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,029,798 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒

13.	Percent of Class Represented by Amount in Row (11) 3.5%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 138,006 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 138,006 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 138,006 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0.1%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,862,315 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,862,315 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,862,315 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 3.4%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PS Management GP, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square Capital Management, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Pershing Square International, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

	8.	Shared Voting Power 3,348,881 (See Item 5)

	9.	Sole Dispositive Power

	10.	Shared Dispositive Power 3,348,881 (See Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,348,881 (See Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 2.9%

14.	Type of Reporting Person (See Instructions) PN

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 2 is hereby amended and restated as follows:

This Amendment No. 1 to Schedule 13D (this “Amendment”) amends that certain report on Schedule 13D dated April 26, 2005 (this “Report”) and is being filed jointly by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934 as amended (the “Exchange Act”) (collectively, the “Reporting Persons”): (1) Pershing Square GP, LLC, a Delaware limited liability company (“Pershing GP”), (2) Pershing Square, L.P., a Delaware limited partnership (“Pershing I”), (3) Pershing Square II, L.P., a Delaware limited partnership (“Pershing II”), (4) Pershing Square Investment II, L.P., a Delaware limited partnership (“Investment Fund”) (3) Pershing Square Investment II GP, LLC, a Delaware limited liability company (“Investment Fund GP”), (4) Pershing Square Capital Management, L.P., a Delaware limited partnership (“International Manager”), (5) PS Management GP, LLC, a Delaware limited liability company (“International GP”), (6) Pershing Square International, Ltd., a limited partnership organized under the laws of the Cayman Islands (“International”), and (7) William A. Ackman, an individual.  The address of each of the Reporting Persons is: c/o Pershing Square Capital Management, L.P., 110 East 42nd Street, 18th Floor, New York, NY 10017.

Pershing I, Pershing II, Investment Fund and International are principally engaged in making investments in publicly held companies.

Pershing GP is principally engaged in the business of serving as the general partner of Pershing I and Pershing II.  Investment Fund GP is principally engaged in the business of serving as the general partner of the Investment Fund.  International GP is principally engaged in the business of serving as the general partner of International Manager.  International Manager is principally engaged in the business of acting as the investment manager of International.

William A. Ackman is the managing member of Pershing GP, Investment Fund GP, and International GP.

None of the Reporting Persons, nor any of their officers or managing directors, have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) during the past five years.

None of the Reporting Persons, nor any of their officers or managing directors, have been party to a civil proceeding of a judicial or administrative body of competent jurisdiction during the past five years which has resulted in subjection to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 4 is hereby amended as follows:

On June 9, 2005, the The Blackstone Group L.P. (“Blackstone”) and International Manager acting as investment manager on behalf of Pershing I; Pershing II; Investment Fund and International entered into a letter agreement (the “Agreement”) regarding the retention of Blackstone and its affiliates, successors and assigns, as appropriate, by International Manager as its financial advisor for the purposes set forth herein.

Under this Agreement, Blackstone has agreed to provide financial advisory services to International Manager in connection with exploring strategic alternatives with respect to International Manager’s and the Managed Fund’s investment in the Issuer (the “Engagement”), including assisting International Manager in connection with developing and pursuing proposals for alternative transactions that may enhance the Issuer’s shareholder value through the sale, transfer, separation or other disposition, directly or indirectly, of all or a material portion of the business, assets or securities of the Issuer, whether by way of a merger, sale, consolidation, reorganization, extraordinary dividend, recapitalization, restructuring  (including, but not limited to any spin off, split off, or a sale of owned restaurant operations), tender offer, exchange offer, leveraged buyout, minority investment or partnership or any other extraordinary corporate transaction involving the Issuer in one transaction or in a series or combination of transactions (“Transaction”).

In connection with the Agreement, International Manager has agreed to pay Blackstone certain transaction fees including a Value Enhancement Fee (“Value Enhancement Fee”) and Mark-to-Market Fee (“Mark-to-Market Fee”), which are incentive fees which will increase to the extent any Transaction results in an increase in the value of the Issuer’s shares  with greater percentage fees payable in the event the Issuer's share price exceeds $45, $55, and $65 per share.   In particular, these fees include: (1) an Initial Fee (the “Initial Fee”) of $500,000, payable in monthly cash installments of $50,000, beginning on the date of execution of the Agreement, for a total of ten months (2) a Value Enhancement Fee, if one of the following events shall occur during the Covered Period (as defined below) (a “Transaction Event”): (i) a Transaction is effectuated, or (ii) a definitive agreement or agreement in principle for a Transaction is executed or announced by the Issuer and (3) A Mark-to-Market Fee, in the event that a Transaction Event occurs and International Manager has not fully liquidated its direct or indirect beneficial ownership position in the Issuer on the last day of the Covered Period.   The Mark-to-Market Fee will only be payable with respect to the unrealized portion of International Manager’s position in the Issuer.  The amount of any Initial Fee paid to Blackstone will be credited against any Value Enhancement Fee and Mark-to-Market Fee.  For purposes of the Agreement, the Covered Period means the period between the execution of the Agreement and eighteen months after the date of termination hereof (“Covered Period”).

In addition, in the event that no Transaction Event occurs and therefore no Value Enhancement Fee or Mark-to-Market Fee will be payable, a Termination Fee of $500,000 will be paid in cash at the end of the Covered Period if the weighted average price per share of (i) International Manager’s investment position in the Issuer realized during the duration of the Covered Period and (ii) the unrealized portion of International Manager’s position in the Issuer at the Covered Period ending price is at least $50.00.  To the extent that there is a sale of call options or other derivative instruments, the average selling price of International Manager’s investment position shall be based upon the Issuer’s spot price realized by the selling dealer for the call options or other derivative instruments.  The foregoing description of the Agreement is a summary only, and the specific terms and conditions and additional information pertaining to the fees described above are set forth in the Agreement attached to this Amendment as Exhibit 2, and is incorporated by reference herein hereby.

The information set forth in Item 3 of this Schedule 13D is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated as follows, with the exception of Item 5(c) which has been amended to include the additional information set forth below:

Percentages in section (a) below calculate, as of the date of this Report, the direct beneficial ownership for the Pershing I and Pershing II, Investment Fund, and International based on the holdings of each entity separately.  Aggregated information for direct and indirect beneficial ownership for Pershing I, Pershing II, Investment Fund and International is provided in paragraph (a)(ix) below.

(a)                                  (i) Pershing I directly beneficially owns (a) 3,848,791 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 181,007 shares of Common Stock, collectively representing 3.5% of the outstanding Common Stock of the Issuer.

(ii) Pershing II directly beneficially owns (a) 135,736 American-style call options to purchase Common Stock, all of which are immediately exercisable and (a) 2,270 shares of Common Stock, collectively representing 0.1% of the outstanding Common Stock of the Issuer.

(iii) International directly beneficially owns (a) 2,396,158 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 952,723 shares of Common Stock, collectively representing 2.9% of the outstanding Common Stock of the Issuer.

(iv) Investment Fund directly beneficially owns (a) 3,862,315 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) no shares of Common Stock, collectively representing 3.4% of the outstanding Common Stock of the Issuer.

(v) Pershing GP is the general partner of Pershing I and Pershing II, and accordingly may be deemed to indirectly beneficially all of the shares set forth in paragraphs (a)(i) and (ii) above owned by Pershing I and Pershing II.

(vi) International Manager is the investment manager of International, and International GP is the general partner of International Manager, and accordingly International Manager and International GP may be deemed to indirectly beneficially own all of the shares set forth in paragraph (a)(iii) above.

(vii) Investment Fund GP is the general partner of Investment Fund, and accordingly may be deemed to indirectly beneficially all of the shares set forth in paragraphs (a)(iv) above owned by Investment Fund.

(viii) William A. Ackman is the managing member of Pershing GP, Investment Fund GP, and International GP, and accordingly, may be deemed to indirectly beneficially own all of the shares set forth in paragraphs (a)(i), (ii), (iii) and (iv) above.

(ix) Collectively, each of the Reporting Persons may be deemed to (a) directly or indirectly beneficially own 10,243,000 American-style call options to purchase Common Stock, all of which are immediately exercisable and (b) 1,136,000 shares of Common Stock, collectively representing 9.9% of the outstanding Common Stock of the Issuer.

(b)                                 Each of the Reporting Persons may be deemed to be a member of a “group” for purposes of Rule 13d-5, and as a result each of the Reporting Persons may be deemed to have shared voting and dispositive power over the shares owned by Pershing.

(c)                                  The following transactions in the Issuer’s Common Stock were executed by each of the respective Reporting Persons identified in the tables below, since the date of our initial report on Schedule 13D on April 26, 2005, as of the date and at the prices set forth below.  Each of the purchases of Common Stock set forth in the tables below were made in the open market.  Each of the sales of Common Stock set forth below were made to broker-dealers solely for the purpose of effectuating purchases by the Reporting Persons of over-the-counter American-style call options from these broker-dealers.  Strike prices and expiration dates are not applicable with respect to purchases and sales of Common Stock.

Pershing Square International, Ltd. (International)

From 04-26-05 to 06-09-05

Trade Date	Security	Quantity	Unit Price	Amount	Transaction Type*

5/25/2005	Common Stock	25,000	$44.89	$1,122,325	Purchase
5/26/2005	Common Stock	75,000	$45.44	$3,407,790	Purchase
5/27/2005	Common Stock	50,000	$45.24	$2,261,790	Purchase
5/31/2005	Common Stock	59,600	$44.92	$2,677,512	Purchase
6/1/2005	Common Stock	469,300	$45.17	$21,199,220	Purchase
6/2/2005	Common Stock	75,000	$44.50	$3,337,650	Purchase
6/6/2005	Common Stock	61,600	$44.65	$2,750,637	Purchase

Except for the transactions described herein and set forth in the initial Report on Schedule 13D dated April 26, 2005, there have been no other transactions in the securities of the Issuer effected by the Reporting Persons in the last 60 days.

(d)                                 Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the shares of Common Stock of the Issuer reported by this statement.

(e)                                  Inapplicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except for the agreements described above or in response to Items 3 and 4 of this Report, which are hereby incorporated herein by reference, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2 of this Amendment No. 1, and any other person, with respect to any securities of the Issuer, including, but not limited to, buying, selling, transferring or voting of any of the securities, finder’s fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits

Exhibit 1 -  Schedule 13D Joint Filing Agreement, dated June 10, 2005 by and among Pershing I, Pershing II, Investment Fund, International, Investment Fund GP, International Manager and International Manager GP and William A. Ackman.

Exhibit 2 - Letter Agreement between The Blackstone Group L.P. and International Manager acting as investment manager on behalf of Pershing I, Pershing II, Investment Fund, and International dated June 9, 2005.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2005

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II, L.P.

By: Pershing Square Investment II GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

EXHIBIT 1

SCHEDULE 13D JOINT FILING AGREEMENT

In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: June 10, 2005

WILLIAM A. ACKMAN

/s/ William A. Ackman
Name: William A. Ackman

PERSHING SQUARE GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE II, L.P.

By: Pershing Square GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INVESTMENT II, L.P.

By: Pershing Square Investment II GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PS MANAGEMENT GP, LLC

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member

PERSHING SQUARE INTERNATIONAL, LTD.

By: Pershing Square Capital Management, L.P.
Its: Investment Manager

By: PS Management GP, LLC
Its: General Partner

By:	/s/ William A. Ackman
Name: William A. Ackman
Its: Managing Member